EXHIBIT 21.1

LIST OF SUBSIDIARIES

OF

HUALE ACOUSTICS LIMITED

Name	Jurisdiction

Huale Group Co., Limited	Republic of Seychelles
Huale Holding Co., Limited	Republic of Seychelles
Huale (Hong Kong) Investment Co., Limited	Hong Kong
Qianhai Lewenhua Consulting Management (Shenzhen) Co., Limited	People’s Republic of China
Shenzhen Yeller Audio & Video Technology Co., Limited	People’s Republic of China